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                               November 6, 2023

       Ryan Maierson
       Latham & Watkins LLP
       Green Plains Inc.
       811 Main Street
       Suite 3700
       Houston, TX 77002

                                                        Re: Green Plains Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed October 16,
2023
                                                            File No. 333-275007
                                                            color:white;"_
                                                            Schedule 13E-3
filed by Green Plains Partners LP et al.
                                                            Filed October 16,
2023
                                                            File No. 005-88912

       Dear Ryan Maierson:

               We have reviewed your Schedule 13E-3 and conducted a limited review of the registration statement, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Summary Term Sheet, page 1

   1.                                                   Please prominently
disclose the information required by Items 7, 8 and 9 of Schedule 13E-
                                                        3 in a    Special
Factors    section in the front of the proxy statement/prospectus and caption the disclosure as such.
Refer to Rule 13a-3(e)(1)(ii). In this respect, ensure that the Special
                                                        Factors appear
immediately after the Summary Term Sheet and re-locate the sections relating to financial
information, market price information, risk factors, forward-looking statements, information
about the companies and written consents of GPP Limited
                                                        Partners. Also, revise
the Summary Term Sheet and Q&A sections to shorten them
 Ryan Maierson
FirstName LastNameRyan   Maierson
Green Plains Inc.
Comapany 6,
November   NameGreen
             2023     Plains Inc.
November
Page 2    6, 2023 Page 2
FirstName LastName
         significantly and to avoid duplication.
GPRE Parties' Position as to the Fairness of the Merger, page 44

2. Refer to the third paragraph in this section. Please revise to explain how the GPRE Parties were able to reach their fairness determination based, in part, on the requirement that transaction receive the affirmative vote or written consent of the holders of a majority of the outstanding GPP Common Units when such approval was certain given the support agreement executed by the GPRE Parties that required the GPRE Parties to provide their consent to the transaction.
Approval of the Conflicts Committee and the GP Board and the Reasons for their Approvals, page 46

3. We note your statement on page 52 indicating that the terms of the Merger Agreement, including the Merger Consideration, were determined as a result of
arms    length
         negotiations between GPRE and the Conflicts Committee. Please delete the reference to
            arm   s-length negotiations    as such reference is inappropriate
in a going private
         transaction by affiliates.
Special Factors
Unaudited Financial Projections of GPRE and GPP, page 53

4.       We note your disclosure on page 54 that GPRE management made numerous material
         assumptions with respect to GPRE   s and GPP   s businesses in the
preparation of financial
         projections. Please revise disclosure here to describe the actual material assumptions and any material quantitative information relating thereto, including, for example, assumptions regarding trends and uncertainties in the items identified on page 54 (commodity pricing, market environment, demand for GPRE and GPP products and services, assumed amounts and nature of future capital expenditures, terms of certain existing contracts, use of cash flows generated by the businesses, and other general business, market and industry assumptions). Please also clarify whether any assumptions were made with respect to macroeconomic factors, such as low interest rates.
5. Please revise this section to disclose the full projections rather than "certain summarized unaudited prospective financial and operating information" for each of GPP and GPRE.
Opinion of Evercore--Financial Advisor to the Conflicts Committee, page 60

6. Please revise to disclose the data underlying the results described in this section. For example, disclose (i) the enterprise value for Peer Group Trading Analysis, including
         GPP, (ii) the EBITDA multiples with respect to the Precedent M&A Transaction Analysis and the company data to which you applied the multiple to arrive at the implied per share equity values, and (iii) the premium data for each transaction in the Premiums Paid
         Analysis. Apply this comment also to the disclosure relating to the GPRE analyses.
 Ryan Maierson
Green Plains Inc.
November 6, 2023
Page 3
The Support Agreement, page 93

7. Please disclose the name and number of GPP Units held by each party to the support agreement. On a related note, please file Schedule A to the support agreement in an unredacted form, or provide us your analysis supporting your decision to redact the information.
Where You Can Find More Information, page 130

8. Note that neither Rule 13e-3 nor Schedule 13E-3 permit general forward incorporation of documents to be filed in the future. Rather, you must specifically amend your document to specifically list any such filings. Please revise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Daniel Duchovny at 202-551-3619, Jessica Ansart at 202-
551-4511 or Abby Adams at 202-551-6902.



                                                             Sincerely,
FirstName LastNameRyan Maierson
                                                             Division of
Corporation Finance
Comapany NameGreen Plains Inc.
                                                             Office of
Industrial Applications and
November 6, 2023 Page 3                                      Services
FirstName LastName